Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES THE APPOINTMENT OF A NEW DIRECTOR AND THE RESIGNATION OF A DIRECTOR

HAMILTON, BERMUDA, September 18, 2013 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) announced that Anchorage Capital Group, L.L.C.  has nominated Mark McComiskey as a Class II director of the board of directors of DHT Holdings, Inc. (the “Board”) to replace Charles Tauber. The Board has appointed Mark McComiskey to the Board as a Class II director, and Charles Tauber has resigned as a member of the Board.  Mr. McComiskey is expected to join the Investment and Compensation Committees of the Board.

Mr. McComiskey, age 40, has more than 15 years experience from the private equity and legal sectors. He was a Managing Director at First Reserve Corporation from 2006 to 2012, Co-Head of Buyout Group from 2011 to 2012 and a Vice President from 2004 to 2006. While with First Reserve Corporation he was the chairman of CHC Helicopter Corporation and Torus Insurance Holdings Limited and a director of Ansaldo Energia S.p.A and Dresser-Rand Group Inc. From 2000 to 2004 he was a principal at Clayton, Dubilier & Rice, Inc. Prior to this he was an associate at Debevoise & Plimpton LLP.  Mr. McComiskey earned his J.D., magna cum laude, from Harvard Law School and Economics A.B. degree, magna cum laude, from Harvard College.  He is a resident and citizen of the US.

The initial term of Mr. McComiskey’s appointment to the Board will expire at the Company’s 2016 annual meeting.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of four VLCCs, two Suezmaxes and two Aframaxes. For further information: www.dhtankers.com.

Forward Looking Statements

This press release may contain assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect DHT’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent DHT’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to DHT’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 29, 2013.

DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and DHT’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 229 4912 and +47 412 92 712
E-mail: eu@dhtankers.com